December 15, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Mark Shannon, Branch Chief

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Response to Comment Letter dated December 2, 2010 relating to Inventure Foods, Inc.’s Form 10-K for the Fiscal Year Ended December 26, 2009, filed March 26, 2010, and Definitive Proxy Statement on Schedule 14A, filed April 16, 2010

Dear Mr. Shannon:

We have received your letter dated December 2, 2010 (the “Comment Letter”) to Steve Weinberger, Chief Financial Officer of Inventure Foods, Inc. (the “Company” or “we”).  Please accept this letter as a response to your comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009, the Company’s Definitive Proxy Statement on Schedule 14A, filed April 16, 2010, and the Company’s Form 10-Q for the quarter ended March 27, 2010.  For ease of reference, we have reproduced your comments in italics in advance of our responses.

Having reviewed the referenced filings in light of your comments, we believe that the referenced filings do not contain any material omissions, errors or other misleading statements and that amendments of the Forms 10-K and 10-Q referenced in the Comment Letter are not necessary or appropriate in the public interest or for the protection of investors.  As indicated below, in all future filings we will make corresponding changes to the areas of such filings affected by your comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

General

1.                                      Please note that the comments on your Form 10-K may also apply to your subsequent filings of periodic reports on Form 10-Q.  Provide complete responses and, to the extent comments on one section or filing apply to similar disclosure elsewhere in the filing or in other filings, please address or make corresponding revisions to all affected disclosure.  This will minimize the need for us to repeat similar comments.

Inventure Foods, Inc.

5415 E. High St., Suite 350 Phoenix, Arizona 85054 • www.inventurefoods.com

Phone (623) 932-6200 • Toll Free (800) 279-2250 • Fax (602) 522-2690

We acknowledge this comment.  In all future filings we will make corresponding changes to areas of the Form 10-K and the Form 10-Q affected by your comments.

Risk Factors, page 9

2.                                      Most of your risk factors include a statement that you “cannot assure” or that there is “no assurance” of a particular result or future occurrence. Please revise to instead identify and describe plainly and directly the particular risk in each case.

In all future filings, we will revise the “Risk Factors” section by removing statements such as “we cannot assure you” and there “can be no assurance” that a given event might or might not happen, to more clearly identify and describe plainly and directly the particular risk in each case.

Results of Operations, page 17

3.                                      MD&A requires not only a discussion but also an analysis of your financial condition and results of operations.  In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form.  Rather, you should provide an analysis of the changes in your financial condition and results of operations.  For example, you quantify the factors that led to an increase in net revenue, but you do not explain why there was an increase in revenue for the individual products that contributed to this material change.

Please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, and revise as appropriate.  See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

We acknowledge this comment and undertake to make the appropriate changes in all future filings.  A draft that reflects the nature of the changes we will make to future filings using our Form 10-K for the year ended December 26, 2009 as an example is attached hereto as Exhibit A.

4.                                      In your discussion of your results of operations and liquidity and capital resources you sometimes refer to two or more sources as components that contributed to a material change.  For example, we note your statement in the liquidity discussion that “[f]or the fiscal year ended December 26, 2009, operating activities provided $3.0 million, primarily as a result of our generation of net income partially offset by changes in working capital of $5.3 million, primarily due to increases in inventory.”  Ensure that you quantify the amount of the change that was contributed by each such factor.  See Section 111.D of SEC Release No. 33-6835.

We acknowledge this comment and undertake to make the appropriate changes in all future filings.  A draft that reflects the nature of the changes we will make to future filings using our Form 10-K for the year ended December 26, 2009 as an example is attached hereto as Exhibit A.

Liquidity and Capital Resources, page 17

5.                                      Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate to extent to which the reported amounts are indicative of your expectations for future cash flows.  See Section IV of Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.  See also Section II.A.1 of Release No. 33-8056, http://www.sec.gov/rules/other/33-8056.htm; and Section III.C of Release No. 33-6835.

We acknowledge this comment and undertake to make the appropriate changes in all future filings.  A draft that reflects the nature of the changes we will make to future filings using our Form 10-K for the year ended December 26, 2009 as an example is attached hereto as Exhibit A.

Critical Accounting Policies and Estimates, page 19

Goodwill and Trademarks, page 19

6.                                      We note that you consider the testing of goodwill and intangible assets for impairment to involve critical accounting estimates.  In future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

•                  The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

•                  The amount of goodwill allocated to each reporting unit.

•                  A description of the method and key assumptions used to measure the fair value of each reporting unit also indicating how the key assumptions were determined.

•                  To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

•                  A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

•                  Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

•                  If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your review.

If you conclude and disclose either that no material amount of goodwill exists at reporting units which are at risk of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

We have two reporting units for which we annually perform impairment tests.  On the basis of our last annual impairment test, we concluded that these reporting units were not at risk of failing step one of the impairment test.  In all future filings, to the extent this conclusion remains applicable, we will add the following sentence to our Goodwill and Trademarks disclosure under Item 7 Critical Accounting Policies and Estimates:  “The Company has concluded from its annual impairment testing performed in December that neither of our two reporting units were at risk of failing the impairment test in the near term, and we believe that there are no known risks for that conclusion to change at either of our reporting units.”

Controls and Procedures, page 21

7.                                      We note your disclosure in the first paragraph that the controls and procedures “have been designed and are functioning effectively to provide reasonable assurance” etc.  Revise and clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We confirm that our Chief Executive Officer and Chief Financial Officer concluded, as of December 26, 2009, that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  In all future filings on Form 10-K, to the extent this statement remains true, we will revise the first paragraph of Item 9A to read as follows:

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act of 1934 (1) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A filed April 16, 2010

General

8.                                      Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

We acknowledge this comment and undertake to make the appropriate changes in all future filings.

Election of Directors, page 3

9.                                      For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you at the time that the disclosure is made, in light of your business and structure.

In all future filings, for each director or person nominated or chosen to become a director, we will enhance the individual biographical information for each such person to include the following statement:  “The specific experience, qualifications, attributes or skills that led the Board to conclude that [name of person] should serve as a director in light of our business and structure were [list attributes].”

10.                               Eliminate gaps or ambiguities with regard to time by providing the month and year the principal positions began and ended within the five year period which Item 401 of Regulation S-K specifies.  Sketches requiring revision for this purpose include those you provide for Messrs. Polhill, McDaniel, and Weinberger.

In all future filings, we will clarify the beginning and ending points of the principal positions of our directors and officers by using both months and years to define the relevant dates within the 5-year period which Item 401 of Regulation S-K specifies.  For example, biographies for Messers. Polhill, McDaniel, and Weinberger that reflect such changes with respect to our Definitive Proxy Statement filed April 16, 2010, would be revised as follows:

Larry R. Polhill.  Mr. Polhill has served as a Director of the Company since July 2004 and was appointed Chairman of the Board of Directors in February 2006.  Mr. Polhill is Chairman of AmPac Tri State CDC Inc., a not-for-profit corporation which is an SBA 504 lender.  Since 1978, Mr. Polhill has served as Chairman of American Pacific Financial Corp., a Grand Terrace, California-based asset management firm (APFC).  Since 1997, Mr. Polhill has been a Manager of Capital Foods, LLC, a private investment company that is a stockholder of the Company.  From August 2005 to February 2008, Mr. Polhill served as a Director of Realty Information Services Inc., a franchising organization (RIS).  On March 28, 2008, an involuntary action was filed against RIS under Chapter 7 of the Bankruptcy Code, 11 U.S.C. Section 101, et.seq. in the United States Bankruptcy Court for the District of Nevada.  RIS disputed the petition but subsequently consented to relief under Chapter 11 of the Bankruptcy Code on July 15, 2008.  APFC and its affiliates prevailed as the successful credit bidder for the RIS assets in a sale pursuant to an order of the Bankruptcy Court on December 30, 2008.  Mr. Polhill has an extensive background in corporate and real estate finance as well as mergers and acquisitions.  During his over 30 years of business experience, he has been involved as an officer, director or financier of a wide diversity of businesses, including companies in the consumer products, retail, real estate and food industries.

Terry McDaniel.  Mr. McDaniel has served as a Director and Chief Executive Officer of the Company since May 2008 and as Chief Operating Officer since April 2006. Since May 2008, Mr. McDaniel has served on the Board of Directors of Foster Farms Dairy, the largest privately owned dairy in California.  From September 2003 to April 2006, Mr. McDaniel was President and a Director of MSLI Worksite Benefits, a company that marketed voluntary benefits through the worksite to Fortune 1000 companies.  From 1998 to 2003, Mr. McDaniel served as President, Chief Executive Officer and a Director of Wise Foods, Inc.  Prior to 1998, Mr. McDaniel served as Vice President of Sales and Marketing for Wise Foods, Inc., and as Vice President of Sales for Haagen-Dazs Company, Inc. Prior to these positions, he held sales leadership positions for companies such as the Nestle Corporation, Tropicana Products, Inc. and Unilever.  Mr. McDaniel has been Chairman of the Snack Food Association since March 31, 2009.  Mr. McDaniel received a bachelor’s degree in business and an MBA from Columbus State University.

Steve Weinberger.  Mr. Weinberger has served as Chief Financial Officer since August 2006. From July 2004 to July 2006, Mr. Weinberger was Chief Financial Officer for Fiera Foods Co.  From 1999 to 2003, Mr. Weinberger was Senior Vice President of Finance at Canada Bread Company.  From 1979 to 1999, Mr. Weinberger was employed at Nabisco Canada, where he last served as Senior Vice President of Finance of the Christie Brown & Company division.  Mr. Weinberger received his honors Bachelor of Arts degree and MBA from York University.

Non-employee directors’ compensation table, page 11

11.                               For your option awards, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, rather than SFAS No. 123(R).  Please also make a similar change to your disclosure in the footnotes to your summary compensation table for the stock awarded to your executive officers in 2009. See Items 402(r)(2)(iv) and 402(n)(2)(v) of Regulation S-K.

We acknowledge this comment.  We will replace all references to “SFAS No. 123(R)” with the proper codification reference “FASB ASC Topic 718” in all future filings.

Form 10-Q for the Quarter Ended March 27, 2010

Controls and Procedures, page 17

12.                               We note that you provide disclosure in this section regarding your internal control over financial reporting, but do not include disclosure regarding your disclosure controls and procedures.  Provide disclosure regarding your disclosure controls and procedures in all your Form 10-Q filings.

We confirm that our Chief Executive Officer and Chief Financial Officer concluded, as of March 27, 2010, that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act of 1934 (1) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  In all future filings on Form 10-Q, to the extent this statement remains true, we will revise the first paragraph of Item 4 to read as follows:

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act of 1934 (1) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in our filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INVENTURE FOODS, INC.

By	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer

Exhibit A

Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of the Company.  This discussion should be read in conjunction with “Item 8.: Financial Statements and Supplementary Data” and the “Cautionary Statement Regarding Forward-Looking Statements” on page 3.  The Company’s operations consist of three reportable segments: manufactured snack products, berry products and distributed products.  The manufactured snack products segment produces potato chips, potato crisps and potato skins for sale primarily to snack food distributors and retailers.  The berry product segment produces frozen berries for sale primarily to groceries and mass merchandisers.  The distributed product segment sells snack food products manufactured by other companies to the Company’s Arizona snack food distributors.

Year ended December 26, 2009 compared to the year ended December 27, 2008

	2009		2008		Difference
(dollars in millions)	$	% of Rev	$	% of Rev	$	%
Net revenues	$121.0	100.0%	$113.1	100.0%	$7.9	7.0%
Cost of revenues	97.2	80.3	90.9	80.4	6.3	6.9
Gross profit	23.8	19.7	22.2	19.6	1.6	7.3
Selling, general and administrative expenses	16.7	13.8	16.8	14.9	(0.1)	(0.6)
Operating income	7.1	5.9	5.4	4.7	1.7	31.5
Interest expense, net	0.9	0.7	1.3	1.1	(0.4)	(30.8)
Income before income taxes	6.2	5.1	4.1	3.6	2.1	51.2
Income tax provision	2.4	2.0	1.7	1.5	0.7	41.2
Net income	$3.8	3.1%	$2.4	2.1%	$1.4	59.6%

For the fiscal year ended December 26, 2009, net revenues increased 7.0%, or $7.9 million, to $121.0 million compared with net revenues of $113.1 million for the previous fiscal year.  The snack segment revenue was $77.1 million, up $5.6 million and 7.9% from prior year.  Key revenue growth drivers include an increase of 89.7% in Private Label snacks which reflects the Company’s strategy of expanding premium private label snack products; the on-going success of the T.G.I Fridays brand, up 5.9% due to expansion into discount stores; and sales of Boulder CanyonTM Natural Foods, up 15.0% primarily a result of expanded distribution.  Total snack segment pounds sold were up 9% for the year.  The berry segment revenue was $40.4 million, an increase of $2.0 million or 5.3%, due to volume growth, despite a double-digit price decline as a result of market pricing pressures due to the exceptionally high yields in the 2009 harvest for most of the industry.  The Company expects the current pricing to continue at least through the end of the 2010 harvest.  Total berry segment pounds sold were up 21% for the year.  The distributed product segment revenue was $3.5 million, an increase of $0.3 million or 8.3% as a result of increased volume.

Gross profit for 2009 increased $1.6 million or 7.3% to $23.8 million, and increased as a percentage of net revenues to 19.7% as compared to 19.6% in 2008.  Snack segment gross profit of $16.0 million increased $1.6 million or 10.9% and increased as a percentage of net revenues to 20.8% as compared to 20.2% in 2008. The increase in gross profit was primarily driven by favorable freight expense variances to the prior year.  The Berry segment gross profit of $7.7 million was up $0.2 million or 3.2%, and decreased as a percentage of net revenues to 19.0% from 19.4%.  The decrease in gross profit percentage is due to increased sales of lower margin by-products that were produced during the above average harvest.  The increase in gross profit dollars, as a result of increased sales volume, was achieved without the benefit of any price increases to our customers and with the aforementioned Rader Farms price reduction in the fourth quarter.  Distributed product segment gross profit of $0.1 million, decreased $0.2 million, and decreased as a percentage of net revenues to 3.4% as compared to 9.6% in 2008.

Selling, general and administrative (“SG&A”) expenses were $16.7 million or 13.8% of net revenues for the year, a decrease of $0.1 million versus 2008 and down 1.1 percentage points from 14.9% of net revenue last year.  The improvement represents the Company’s ability to drive top-line growth while containing costs. The $0.1 million decrease in SG&A expenses was driven by decreased professional service fees of $0.5 million, primarily due to legal fees incurred in 2008 in connection with the Company’s defense of the litigation discussed in Note 11 of the financial statements, partially offset by increased depreciation of $0.3 million due to the implementation of the Company’s Enterprise Resource Planning system implemented at Rader Farms in the latter half of 2008.

The Company’s effective income tax expense rate was 39.0% in 2009 compared to 42.1% in 2008.  The change in the effective rate is due to differences in non-deductible expenses, primarily stock based compensation related to individual stock option grants.  During 2009, the Company utilized its remaining $0.6 million in net operating losses.

Net income for 2009 was $3.8 million, representing a $1.4 million or 59.6% increase when compared to $2.4 million for 2008 as a result of the factors discussed above.   The net income for 2009 equated to $0.21 per basic and diluted share, compared with $0.13 per basic and diluted share in 2008.

Liquidity and Capital Resources

Liquidity represents the Company’s ability to generate sufficient cash flows from operating activities to satisfy obligations as well as the Company’s ability to obtain appropriate financing.  Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives.  Currently, our liquidity needs arise primarily from working capital requirements, capital expenditures, and debt repayment.  Sufficient liquidity is expected to be available to enable us to meet these demands.  Net working capital was $8.0 million (a current ratio of 1.3:1) and $4.5 million (a current ratio of 1.2:1) at December 26, 2009 and December 27, 2008, respectively.

Operating Cash Flows

Net cash provided by operating activities was $3.0 million for the fiscal year ended December 26, 2009 and $5.4 million for the fiscal year ended December 27, 2008. The $2.4 million decrease in cash provided by operating activities was primarily a result of changes in working capital of $5.3 million in 2009 compared to $1.8 million in 2008, primarily as a result of the $3.5 million increase in inventory in 2009  attributable to the above average 2009 harvest yields at Rader Farms.

Investing Cash Flows

Net cash used in investing activities was $2.6 million in 2009 compared to $3.9 million in 2008.  Capital expenditures of $2.6 million in 2009 primarily relate to manufacturing equipment of $1.8 million, building improvements of $0.6 million and office equipment of $0.2 million.  Capital expenditures of $3.9 million in 2008 primarily relate to manufacturing equipment of $3.0 million and furniture and office equipment of $0.9 million. In 2010, we plan to spend $5.5 million in capital expenditures, primarily at our manufacturing facilities. Capital expenditures are funded primarily by net cash flow from operating activities, cash on hand, and available credit from our credit facility.

Financing Cash Flows

Net cash used in financing activities for fiscal year 2009 were relatively flat compared to $1.3 million in 2008.  The $1.3 million decrease in net cash used in financing activities is driven by borrowing $0.9 million more on our line of credit in 2009 primarily to fund our exceptional harvest at Rader Farms and we repurchased $0.4 million less in treasury stock.